Exhibit 99.1

HOLLINGER INC.

MATERIAL CHANGE REPORT

Form 27 — Securities Act (Ontario)
Form 27 — Securities Act (British Columbia)
Form 27 — Securities Act (Alberta)
Form 25 — The Securities Act, 1988 (Saskatchewan)
Form 27 — Securities Act (Nova Scotia)
Form 26 — Securities Act (Newfoundland)

1.	Reporting Issuer

Hollinger Inc. (“Hollinger”) 10 Toronto Street Toronto, Ontario M5C 2B7

2.	Date of Material Change

April 16, 2003

3.	Press Release

Press release was issued on April 10, 2003.

4.	Summary of Material Change

Hollinger announced that it would make an offer to exchange its Series III Preference Shares (TSX:HLG.PR.C) into Series IV Preference Shares on a share-for-share basis.

The offer will enable holders of Series III Preference Shares to increase their dividend yield immediately and extend the term of their investment at the 8% dividend rate for a further four years.

A circular containing further details regarding the offer was mailed to shareholders on April 21, 2003 (the “Circular”).

5.	Full Description of Material Change

As stated above, the Series III Preference Shares are listed on the Toronto Stock Exchange (HLG.PR.C) and provide for mandatory redemption by Hollinger at $10.00 per share (plus dividends) on April 30, 2004. If when Series III Preference Shares or Series IV Preference Shares are submitted for retraction or when Hollinger is obliged to redeem them (on April 30, 2004 in the case of Series III Preference Shares and April 30, 2008 in the case of Series IV Preference Shares), there are reasonable grounds for believing that, after making payment in respect thereof, Hollinger’s liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of Hollinger but would remain as shareholders until such time as the retractions or redemptions are completed. Hollinger’s ability to make payments on future retractions and redemptions of shares is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International Inc., being its principal asset, were provided as security for Hollinger’s recently issued senior secured notes.

Since April 10, 2003, Hollinger has received retraction notices in respect of approximately 610,000 Series III Preference Shares. Hollinger is currently assessing whether it is in a position to process any or all of such retractions.

On a non-consolidated basis, Hollinger has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, Hollinger is dependent upon the continuing financial support of a wholly-owned subsidiary of The Ravelston Corporation (“Ravelston”) to fund such shortfalls and, therefore, pay its liabilities as they fall due. In connection with a recent issue of senior secured notes, the Ravelston subsidiary entered into a support agreement with Hollinger under which it is required to make an annual support payment in cash to Hollinger on a periodic basis by way of contributions to the capital of Hollinger (without the issuance of additional shares of Hollinger) or subordinated debt. The annual support payment will be equal to the greater of (a) Hollinger’s negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) U.S.$14.0 million per year (subject to adjustment), in either case as reduced by any permanent repayment of debt owing by Ravelston to Hollinger.

As set out in the Circular, the terms of the new Series IV Preference Shares will provide for mandatory redemption on April 30, 2008 at $10.00 cash per share (plus dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share (or 8%) during the five year term. As with the Series III Preference Shares, (i) Hollinger will have the right at its option to redeem all or any part of the Series IV Preference Shares at any time after three years for $10.00 cash per share (plus dividends) and (ii) holders will have the right at any time to retract Series IV Preference Shares for a retraction price payable in cash. During the first four years the retraction price of Series IV Preference Shares will be calculated using 95% (as opposed to 92.5% for the Series III Preference Shares) of prices for Government of Canada Bonds having a comparable yield and term. During the fifth year the retraction price will be $9.50 per share (plus dividends). The offer is conditional upon acceptance thereof by holders of at least 50% of the outstanding Series III Preference Shares.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Peter Y. Atkinson, Executive Vice-President at (416) 363-8721.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 25th day of April, 2003.

“Peter Y. Atkinson”
Executive Vice-President
Hollinger Inc.